Exhibit 99.1

AnPac Bio Appoints Dr. Aidong Chen as New Chief Executive Officer and Chairman of the Board

and Miss Sheng Liu as a New Board Member

Philadelphia, PA, April 8, 2022 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced that Dr. Aidong Chen has joined the Company as its board director, Chief Executive Officer and Chairman of the Board of Directors. Dr. Aidong Chen has been a practicing physician and researcher for over 10 years. He has received over 20 global patents on his work and published 91 papers over his career. Dr. Chen has been affiliated with many leading hospitals, including Yijishan Hospital, and Nanjing Medical University. He has replaced Dr. Chris Yu, Company’s founder, who resigned as board director, CEO and Chairman of the Board of the Company. As head of China operations of the Company, Dr. Yu will remain with the Company in a senior management role to focus on growing business in China.

The Company will also be adding Sheng “Dorothy” Liu to the Board of Directors, who will be replacing Mr. Chao Feng. Ms. Liu is currently the CEO of Zhongjintai Venture Capital (Shenzhen) Co., Ltd., a venture capital firm in Shenzhen. She has worked in finance and consulting, including in private equity, for almost ten years. Ms. Liu will be an independent director and will also serve as a member of the Compensation Committee and Chairperson of the Nominating Committee.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021).  AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.